Exhibit 99.2

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
ASSETS

Cash and due from banks	(Won)	6,727,411	(Won)	6,688,977
Securities		34,239,723		32,588,135
Loans		171,730,131		150,017,861
Tangible assets		2,301,464		2,139,486
Other assets		8,045,715		7,478,977

	(Won)	223,044,444	(Won)	198,913,436

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:

Deposits	(Won)	142,100,520	(Won)	133,296,975
Borrowings		50,170,776		38,786,899
Other liabilities		14,666,041		11,701,501

		206,937,337		183,785,375

SHAREHOLDERS’ EQUITY:

Common stock		1,681,896		1,681,896
Capital surplus		6,274,535		6,274,831
Accumulated other comprehensive income		331,159		885,141
Retained earnings		7,775,285		6,241,912
Minority interests		44,232		44,281

		16,107,107		15,128,061

	(Won)	223,044,444	(Won)	198,913,436

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
OPERATING REVENUE:

Interest income:
Interest on due from banks	(Won)	21,178	(Won)	34,036
Interest on securities		1,623,163		1,505,053
Interest on loans		12,176,822		10,678,249
Other interest income		55,993		50,065

		13,877,156		12,267,403

Gain on valuation and disposal of securities:
Gain on valuation of trading securities		11,151		21,074
Gain on disposal of trading securities		109,239		60,242
Gain on disposal of available-for-sale securities		818,824		201,319
Reversal of impairment loss on available-for-sale securities		31,784		84,443

		970,998		367,078

Gain on disposal of loans		27,620		37,311

Foreign exchange trading income		537,397		245,217

Commission income		1,582,332		1,379,420

Fees and commissions from trust accounts		137,416		125,786

Dividends income		11,925		7,924

Other operating income:
Gain on derivatives trading		2,925,826		4,422,217
Gain on valuation of derivatives		1,261,125		935,246
Gain on valuation of fair value hedged items		212,295		35,828
Other operating income		75,708		109,404

		4,474,954		5,502,695

Insurance revenue		534,537		386,944

Total operating revenues		22,154,335		20,319,778

	Korean Won
	2007	2006
	(In millions except per share amounts)
OPERATING EXPENSES:

Interest expenses:
Interest on deposits	4,273,681	3,543,984
Interest on borrowings	2,448,866	1,797,305
Other interest expenses	75,075	50,757

	6,797,622	5,392,046

Loss on valuation and disposal of securities:
Loss on valuation of trading securities	62,479	11,998
Loss on disposal of trading securities	93,433	51,350
Loss on disposal of available-for-sale securities	25,517	15,416
Impairment loss on available-for-sale securities	76,756	127,571

	258,185	206,335

Loss on valuation and disposal of Loans:
Provision for possible loan losses	547,467	1,028,465
Loss on disposal of loans	8,558	17,222

	556,025	1,045,687

Foreign exchange trading losses	310,178	296,771

Commission expenses	608,464	484,030

General and administrative expenses	3,790,362	3,317,859

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
Other operating expenses:
Provision for acceptances and guarantees losses	(Won)	18,174	(Won)	8,932
Loss on derivatives trading		2,787,409		4,082,692
Loss on valuation of derivatives		1,550,017		1,015,782
Loss on valuation of fair value hedged items		4,061		31,517
Other operating expenses		650,943		802,196

		5,010,604		5,941,119

Insurance expense		542,241		385,897

Total operating expenses		17,873,681		17,069,744

OPERATING INCOME		4,280,654		3,250,034

NON-OPERATING REVENUE		372,386		297,440

NON-OPERATING EXPENSES		108,294		122,912

INCOME BEFORE INCOME TAX		4,544,746		3,424,562

INCOME TAX EXPENSE		1,782,548		957,556

NET INCOME	(Won)	2,762,198	(Won)	2,467,006

Controlling company interests, gain	(Won)	2,757,316	(Won)	2,458,260
Minority interests, gain		4,882		8,746

	(Won)	2,762,198	(Won)	2,467,006

BASIC NET INCOME PER SHARE (In currency units)	(Won)	8,197	(Won)	7,308

DILUTED NET INCOME PER SHARE (In currency units)	(Won)	8,179	(Won)	7,308